Exhibit 99.1

Triterras Provides Further Update on Independent Audit of Financials for Fiscal Year Ended February 28, 2021

Singapore, December 8, 2021 – Triterras Inc. (NasdaqGM: TRIT, TRITW) (“Triterras” or the “Company”), a leading fintech company focused on trade and trade finance, today is providing an update on the independent audit of its financial statements for the fiscal year ended February 28, 2021 (the “Audit”).

The Company continues to work with its independent auditor to finalize the Audit but at this time, the Audit has yet to be finalized and the Company has not met Nasdaq’s deadline to file its Annual Report on Form 20-F for the fiscal year ended February 28, 2021 (the “2021 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”).

The Company has informed Nasdaq of the situation and plans to make a public announcement via press release when there is further clarity or any material developments in the situation.

Nasdaq had previously granted the Company an extension to December 1, 2021 to regain compliance with Nasdaq Listing Rule 5250(c)(1) by filing its 2021 Annual Report with the SEC.

Upon completion of the Audit, the Company plans to announce its results via press release for the fiscal year ended February 28, 2021, as well as host a conference call to provide a business update.

About Triterras

Triterras is a leading fintech company focused on trade and trade finance. It launched and operates Kratos™—one of the world’s largest trading and trade finance platforms that connects and enables commodity traders to trade and source capital from lenders directly online. For more information, please visit triterras.com or email us at contact@triterras.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Triterras’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Triterras’ expectations with respect to future performance as well as timing of completion of the Audit and filing of the 2021 Annual Report with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Triterras’ control and are difficult to predict. Factors that may cause such differences include but are not limited to the completion of the Audit, Nasdaq’s response to the Company’s request to extend its filing deadline, as well as the risks and uncertainties incorporated by reference under “Risk Factors” in Triterras’ Form 20-F (001-39693) filed with the SEC on November 16, 2020 and in Triterras’ other filings with the SEC. Triterras cautions that the foregoing list of factors is not exclusive. There can be no assurance that Nasdaq will grant any additional extension period requested by Triterras, that the Audit will be completed sufficiently in advance of the new filing deadline, if any, to enable Triterras to complete and file the 2021 Annual Report by such deadline, or that Triterras will be able to regain compliance with the Nasdaq Listing Rules within any additional extension period granted by Nasdaq. Triterras cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Investor Relations Contacts:

Jim Groh, Triterras Inc.

Mobile: +1 (678) 237-7101

Email: IR@triterras.com

Gateway Investor Relations

Matt Glover and Jeff Grampp, CFA

Office: +1 (949) 574-3860

Email: TRIT@gatewayir.com

Media Contacts:

Gregory Papajohn, Office of Corporate Communications, Triterras, Inc.

Mobile: +1 (917) 287-3626

Email: press@triterras.com